UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2025.
Commission File Number: 001-40673

Cybin Inc.
(Exact Name of Registrant as Specified in Charter)

100 King Street West, Suite 5600, Toronto, Ontario, M5X 1C9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F □ Form 40-F ⊠

INCORPORATION BY REFERENCE
Exhibits 99.1 - 99.2 of this Form 6-K of Cybin Inc. (the "Company") are hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-289139) of the Company, as amended or supplemented.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBIN INC.
(Registrant)

Date:	November 13, 2025	By:	/s/ Greg Cavers
		Name:	Greg Cavers
		Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Interim Consolidated Financial Statements for the three and six months ended September 30, 2025
99.2	Management’s Discussion and Analysis for the three and six months ended September 30, 2025
99.3	Certification of Interim Filings by CEO dated November 13, 2025
99.4	Certification of Interim Filings by CFO dated November 13, 2025
99.5	News Release dated November 13, 2025